March 5, 2019

VIA EDGAR

Paul Fischer

Staff Attorney

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Paul Fischer
Staff Attorney
Office of Telecommunications

Re:	Crescent Acquisition Corp
Registration Statement on Form S-1
Filed February 15, 2019, as amended
File No. 333-229718

Dear Mr. Fischer:

We hereby withdraw our prior acceleration request dated March 4, 2019. Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several underwriters, hereby join in the request of Crescent Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on March 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 1,425 copies of the Preliminary Prospectus dated March 1, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Niron Stabinsky
Name: Niron Stabinsky
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]